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                                                                       Exhibit 2


         SUPPORT AGREEMENT, dated December 19, 1991, made by Rhone-Poulenc S.A., a French societe anonyme ("RPSA"), in favor of Rhone-Poulenc Rorer Inc., a corporation organized and existing under the laws of Pennsylvania (the "Company").

         WHEREAS, RPSA is the owner of approximately 67% of the outstanding common stock of the Company;

         WHEREAS, RPSA has determined to enter into this Agreement in order to facilitate the raising of funds by the Company (by the issuance of debt and equity securities, including shares of Market Auction Preferred Shares (the "Preferred Stock") in one or more series, from time to time) on favorable terms;

         WHEREAS, capitalized terms not otherwise defined herein are used herein as defined in Schedule I attached hereto;

         NOW, THEREFORE, in consideration of the following agreements and covenants, IT IS HEREBY AGREED as follows:

         1. Stock Ownership. During the term of this Agreement, RPSA will, directly or indirectly, own free and clear of all liens a majority of the outstanding common stock of the Company and such common stock shall be entitled to at least a majority of the votes for the election of directors in the ordinary course.

              2.  Support by RPSA.  RPSA agrees with the Company that:

              (a) If at any time the sum of the principal amount of outstanding Debt and the liquidation preference of the Company's outstanding preferred stock (including the Preferred Stock) shall exceed 75% of Consolidated Capitalization, in each case as shown on the Balance Sheet, RPSA will, within three Business Days, make, or cause to be made, a Capital Increase to the extent necessary to cause such percentage to be not more than 75%.

              (b) If at any time the Consolidated Tangible Net Worth, as shown on the Balance Sheet, shall be less than one U.S. dollar, RPSA will, within three Business Days, make, or cause to be made, a Capital Increase to the extent necessary to cause such Consolidated Tangible Net Worth to be not less than one U.S. Dollar.
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              (c)  If at any time (i) dividends on any shares of Preferred
         Stock shall have been declared by the Company's Board of Directors out of funds available therefor under applicable law and the Company's Articles of Incorporation ("Declared Dividends"), and (ii) the Company shall fail punctually to pay such Declared Dividends, RPSA will, on the same Business Day, make, or cause to be made, a Capital Increase in an amount equal to the unpaid portion of such Declared Dividends.

              (d) RPSA shall, and shall cause the Company to, maintain the Facility in full force and effect without default thereunder. The Company shall maintain, as of any date, the unused portion of the Facility in an amount that is at least equal to all amounts payable in the next 12 months on account of principal, interest and premium, if any, in respect of indebtedness of the Company for borrowed money, other than amounts (i) payable to RPSA or (ii) otherwise unconditionally guaranteed by RPSA as to the payment of principal, interest and premium, if any; provided, however, that such unused portion of the Facility shall at no time be less than $325 million or the principal amount of indebtedness of the Company for borrowed money (other than amounts referred to in preceding clauses (i) and (ii)), whichever is smaller.

              (e) This Agreement shall remain in full force and effect so long as any shares of Preferred Stock shall remain outstanding; provided, however, that if the Company shall have been advised by Moody's and
         S&P that, notwithstanding the termination of this Agreement, the Preferred Stock would receive ratings of not less than a3/A-from Moody's and S&P, respectively, then either the Company or RPSA may terminate this Agreement by not less than ten days' written notice to the other. The Company will take all reasonable action necessary to enable Moody's and S&P to provide ratings for the Preferred Stock. If either Moody's or S&P shall not provide a rating for the Preferred Stock, or neither Moody's nor S&P shall provide a rating for the Preferred Stock, Morgan Stanley & Co. Incorporated, The First Boston Corporation and Lehman Brothers Division of Shearson Lehman Brothers Inc., or their affiliates and successors, after consultation with the Company,
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         will select a nationally recognized statistical rating organization (a
         "Substitute Rating Agency") or two nationally recognized statistical rating organizations ("Substitute Rating Agencies"), as the case may be, to act as a Substitute Rating Agency or Substitute Rating
         Agencies. In either such event, the rating or ratings for the Preferred Stock of such Substitute Rating Agency or Agencies equivalent to the aforesaid ratings shall be substituted therefor and the aforesaid advice shall be given by such Substitute Rating Agency or Agencies.

              (f) RPSA's obligations to make, or cause to be made, Capital Increases under this Agreement shall not be subject to any offset, setoff or counterclaim which RPSA may have or assert against the Company, whether arising under this Agreement or otherwise.

              3. Enforceability of Support Agreement. The agreements, undertakings, covenants and obligations of RPSA herein are for the benefit of the Company only and do not run to, and are not enforceable by, any creditor or holder of any shares of the Company, nor shall this Agreement cause RPSA to be responsible for the payment of any obligation of the Company to a creditor thereof. The Company covenants that it will not give or make any warranty or representation to shareholders or third party creditors which is inconsistent with the provisions of this paragraph 3.

              4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

              5. Submission to Jurisdiction. So long as this Agreement is required to remain in effect in accordance with its terms, RPSA (a) submits to the jurisdiction of any New York State or Federal court sitting in New York
City with respect to matters arising out of or relating hereto, (b) agrees that all claims with respect to such action or proceeding may be heard and determined in such New York State or Federal court, (c) waives the defense of an inconvenient forum, (d) consents to service of process upon it by mailing or delivering such service to its agent, CT Corporation System, 1633 Broadway, New York, New York 10019 (the "Agent"), and authorizes and directs its Agent to accept such service, (e) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other
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manner provided by law, and (f) to the extent that it or its properties have or hereafter may acquire immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise), waives such immunity in respect of its obligations under this Agreement.

              6. Currency of Capital Increases. If, under any applicable law, whether as a result of judgment against RPSA, the liquidation of RPSA or any other reason, any payment under this Agreement is made to or recovered by the Company in a currency other than U.S. dollars (the "other currency") then, to the extent that the payment (when the other currency is converted into U.S. dollars at the rate of exchange on the date of payment or, in the case of a liquidation, the latest date for the determination of liabilities permitted by applicable law) falls short of the amount unpaid, RPSA shall, as a separate and independent obligation, fully indemnify the Company against the amount of the shortfall. For the purposes of the foregoing, the term "rate of exchange" means the noon buying rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York on the date in question.

              7. Captions. The descriptive headings of the various paragraphs of this Agreement are for convenience only and shall not affect the meaning of construction of any of the provisions hereof.

              IN WITNESS WHEREOF, this Agreement has been executed on the date first above written.

                                        Rhone-Poulenc S.A.



                                        By
                                           -------------------------------
                                           Title:


                                        Rhone-Poulenc Rorer Inc.


                                        By
                                           -------------------------------
                                           Title:
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                                   SCHEDULE I

         For the purposes of the Agreement, the following terms shall have the following respective meanings:

         "Balance Sheet" shall mean the consolidated balance sheet of the Company and its subsidiaries prepared in accordance with generally accepted accounting principles in the United States as contained in the Company's most recent Form 10-K or Form 10-Q submitted to the Securities and Exchange Commission or Annual Report distributed to shareholders.

         "Business Day" shall mean a day on which the New York Stock Exchange is open for trading and which is not a day on which banks in New York City are authorized or obliged by law to close.

         "Capital Increase" shall mean an addition to the capital of the Company by one or both of the following means (at the option of RPSA):

         (i) the subscription of, and payment in cash for, additional shares of common stock of the Company, all of which payment shall be designated as capital by the Company; or

         (ii) the subscription of, and payment in cash for (at the par value thereof), shares of preferred stock of the Company ranking junior upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company to the Preferred Stock and not carrying any general voting rights. The Company shall reserve a reasonable number of shares of authorized but unissued preferred stock of the Company for issuance in connection with any Capital Increase. Where a Capital Increase is required to be made within a specified period, it shall be deemed to have been made within that period if RPSA shall have furnished the Company with the required cash payment within the period; thereafter the Company and RPSA shall complete the issuance of the common stock or preferred stock required by such Capital Increase as promptly as practicable.

         "Company" has the meaning specified in the recitals to the Agreement.

         "Consolidated Capitalization" shall mean the aggregate of (i) the amount of "Short-term debt" minus the amount of "Cash and cash equivalents" (the remainder to be not less than zero), (ii) the amount of "Long-term debt",
(iii) the amount of "Notes payable to Rhone-Poulenc S.A. and affiliates", (iv) minority interests in consolidated
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subsidiaries (however shown on the Balance Sheet), (v) mezzanine-type securities (however shown on the Balance Sheet) and (vi) the amount of "Total shareholders' equity" (including the liquidation preference of the Preferred Stock), all as shown on the Balance Sheet.

         "Consolidated Tangible Net Worth" shall mean the amount of "Total assets" minus (i) "Goodwill, net of accumulated amortization," (ii) "Intangibles, net of accumulated amortization" and (iii) "Total liabilities", all as shown on the Balance Sheet.

         "Debt" shall mean the aggregate of (i) the amount of "Short-term debt" minus the amount of "Cash and cash equivalents" (the remainder to be not less than zero), (ii) the amount of "Long-term debt" and (iii) the amount of "Notes payable to Rhone-Poulenc S.A. and affiliates," all as shown on the Balance Sheet.

         "Declared Dividends" has the meaning specified in paragraph 2(c) of this Agreement.

         "Facility" shall mean the aggregate principal amount of the facility provided for in the Revolving Credit Facility Agreement, dated as of April 30, 1990, as amended by the Amendment Agreement, dated as of April 18, 1991, each among the Company, Rhone-Poulenc Rorer S.A., Rhone-Poulenc Rorer GmbH, May & Baker Pharmaceuticals Limited, RPSA, the Royal Bank of Canada Europe Limited, Societe Generale and certain Banks named therein, without amendment thereto or termination thereof, other than amendments that (i) do not impair the Guarantee of RPSA contained therein and (ii) do not, in the good-faith opinion of the Board of Directors of the Company, have an adverse effect on the ability of the Company to perform its obligations pursuant to paragraph 2(d) hereof.

         "Moody's" shall mean Moody's Investor Services, Inc.

         "Preferred Stock" has the meaning specified in the recitals to the Agreement.

         "RPSA" has the meaning specified in the recitals to the Agreement.

         "S&P" shall mean Standard & Poor's Corporation.

         "Substitute Rating Agencies" has the meaning specified in paragraph 2(d) of the Agreement.